United States securities and exchange commission logo





                              July 28, 2023

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp. II
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 30, 2023
                                                            File No. 333-269342

       Dear Hans Thomas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed June 30,
2023

       Q: Did the 10X II Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with . . ., page xiii

   1. We note your response to our prior comment 3. Please revise your Q&A to clearly state that Canaccord Genuity
is not expressing any opinion as to the fairness of the transaction to the holders of any
class of securities, creditors or other constituencies of the Company or AFRAG.
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany
July       Name10X Capital Venture Acquisition Corp. II
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
Q: What equity stake will current 10X II shareholders and current equity holders of AFRAG hold in AFRAG PubCo..., page xiv

2. We note your revised disclosure in response to prior comment 4 and reissue in part. Please expand your tabular disclosure to reflect the possible sources of dilution that non-
         redeeming 10X II public stockholders could experience from outstanding warrants. We
         note    there is outstanding an aggregate of 6,884,908 warrants to acquire ordinary shares.
3. We note your disclosure here that Scenario 1 assumes "no redemptions." Please revise your disclosure throughout your registration statement to clarify that Scenario 1 depicts no
         "additional" redemptions and quantify the significant amount of redemptions to date.
4. We note that Vellar Opportunity Fund SPV LLC ("Vellar") may purchase shares pursuant to a Forward Purchase Agreement with you and AFRAG. Please revise your tabular disclosure to identify Vellar for each applicable scenario presented where Vellar intends to purchase shares.
5. We note your disclosure elsewhere that on May 3, 2023, the AFRAG Sponsor Promissory
         Note was amended. We further note, as part of this amendment, AFRAG agreed to issue to the AFRAG Sponsor Promissory Note holder a number of shares of the
AFRAG   s
         Common Stock equal to the number of Class B ordinary shares of 10X II transferred to investors in connection with any past or future extensions of the deadline by which 10X II must consummate an initial business combination. Please update your table at the bottom of page xv to account for this or otherwise advise.
Q: What happens if a substantial number of the public shareholders vote in favor of the Business
Combination Proposal and exercise . . ., page xxvi

6. We note that you replaced the redemption-related labels in the columns of your chart on page xxvii with "Scenario 1", "Scenario 2", etc. Please revise these labels or provide additional narrative disclosure to make clear the redemption and forward purchase scenarios these columns contemplate.
Forward Purchase Agreement, page 8

7. We note your response to prior comment 7 and reissue. Your response appears inconsistent with your disclosure and prior press release dated November 2, 2022. We note your response indicates the "relevant tender offer commenced on November 3, 2022, the date the Company and AFRAG announced the AA Merger Agreement." However, we note that 10X Capital Venture Acquisition Corp. II appears to have released a press release titled "AFRICAN AGRICULTURE, A GLOBAL FOOD SECURITY AND SUSTAINABILITY COMPANY, TO LIST ON NASDAQ VIA PLANNED MERGER
         WITH 10X CAPITAL VENTURE ACQUISITION CORP II (NASDAQ: VCXA)" on November 2, 2022. In addition, we note your response states that
"Vellar will not
         purchase any shares at any time on or before the Redemption Deadline." Please provide the Staff with the specific provisions of the agreement that do not allow Vellar to purchase
 Hans Thomas
10X Capital Venture Acquisition Corp. II
July 28, 2023
Page 3
         shares at any time on or before the Redemption Deadline. We note that
Exhibit 10.4 states
         that Vellar can purchase 10X II shares "through a broker in the open market."
The fairness opinion obtained in connection with the Business Combination will not reflect changes in circumstances..., page 45

8. Please revise your risk factor disclosure here and in your Q&A section to disclose
         Canaccord Genuity's fairness opinion was partially based on financial projections provided by AFRAG and disclose that (i) the actual results for 2022 were materially different than projected, (ii) AFRAG currently expects its 2023 actual results to differ
         materially from the 2023 forecasts provided herein and (iii) AFRAG   s
actual results for
         2024 through 2027 may also differ materially from the 2024 through 2027 forecasts provided herein.
Covenants of AFRAG, page 98

9. We note your response to prior comment 50. Please update your disclosure here to clarify that the Offtake Agreement has not been executed to date or otherwise advise.
Background to the Business Combination, page 108

10. We note your response to our prior comment 13 and reissue in part. You still refer to representatives of AFRAG or 10X II or the 10X II Board without identifying the representatives involved. Please revise this section to identify the "representatives" or
         "advisors" of AFRAG and 10X II, or confirm that you mean all members of the board or executive officers, as applicable.
11. We note your revisions in response to our prior comment 14 and reissue in part. We note that after holding several teleconferences and/or in-person meetings with over 20 potential target companies, you entered into confidentiality agreements with 5. Please disclose the following:
           the criteria with which you narrowed the potential target companies from 20 potential companies to 5;
           whether AFRAG was one of the five potential targets you initiated business combination discussions with after the termination of the PrimeBlock Merger
            Agreement;
           the size and material attributes of the each of five potential targets, including their industries;
           the extent of due diligence or substantive negotiations with the other potential targets, including any valuation discussions; and
FirstName
           LastNameHans
            the dates in whichThomas
                                you first initiated conversations with each
target company, the
Comapany dates
            Name10X     Capital Venture
                   you terminated        Acquisition
                                  discussions    and theCorp. II for deciding
not to pursue a
                                                         reasons
            business
July 28, 2023 Page 3  combination  with  those  target companies.
FirstName LastName
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany
July       Name10X Capital Venture Acquisition Corp. II
     28, 2023
July 28,
Page  4 2023 Page 4
FirstName LastName
12. We note your revisions in response to our prior comment 19 and reissue in part. Please clarify when you first received the financial model and when the financial model was provided to the 10X II Board.
13. We note you revisions in response to our prior comment 16 and reissue in part. Please disclose how the parties arrived at the $450 million valuation that was included in 10X II's initial proposal to AFRAG's board of directors.
Negotiations with AFRAG, page 110

14. Please revise your disclosure to state who proposed the Forward Purchase Agreement with
         Vellar and describe the concerns the agreement was intended to address. In addition,
         please revise your disclosure here to clarify the    Share
Consideration    and discuss how it
         was negotiated or otherwise advise.
Certain AFRAG Projected Financial Information, page 124

15. In light the material differences between AFRAG's prior projections and actual results for
         2022, please disclose whether 10X II still believes that the projections, and the fairness opinion that partially relies on those projections, are reasonable.
16. We note your disclosure that "[b]eyond the challenge of raising capital, management of
         AFRAG believes, and is supported by the views of alfalfa, agriculture, and irrigation experts such as Professor Dan Putnam and Professor Fred Ziarai, that the ability to expand the production of the hectarage over the projected timeframe, while requiring considerable execution and experience, is achievable with a reasonable confidence level." Please revise your disclosure to clarify how the professors supported AFRAG's belief they would be expand production or otherwise advise.
17. We note your updated disclosure here that "management of AFRAG felt confident in the ability to make assumptions regarding the alfalfa yield per hectare and the number of cuts expected per annum in [its] initial projected years." Please disclose the assumptions used in the "initial projected years" and describe how the assumptions changed as AFRAG management projected out to 2027 or otherwise advise.
18. We note your disclosure that the "later years in the projections assume that AFRAG will develop acreage beyond the existing footprint in Senegal." Please revise your disclosure to clarify what you mean by "later years."
19. We note your disclosure that the "[p]rojections for 2022 and the following years also assumed an influx of capital as a result of the Business Combination with 10X and other financings following the consummation of that transaction." Please update your disclosure to describe the amount of "influx of capital" the projections were based on. We note your disclosure elsewhere that as a result of the transactions contemplated by the Merger
         Agreement in certain scenarios depicted you expect to have "$0 in cash on hand on [your]
         balance sheet." In addition, we note your disclosure that "AFRAG management remains
 Hans Thomas
10X Capital Venture Acquisition Corp. II
July 28, 2023
Page 5
         confident in the projections on a going forward basis once the Business Combination with
         10X is consummated, albeit on a rolled forward basis." Please clarify what you mean when you state "albeit on a rolled forward basis."
U.S. Federal Income Tax Considerations, page 152

20. We note your response to prior comment 6 and reissue. We note you have included a
         "short-form" tax opinion as Exhibit 8.1 to the Registration Statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to
         Section III.B.2 of Staff Legal Bulletin 19.
Unaudited Pro Forma Condensed Combined Financial Information, page 167

21. Please show us where you revised your disclosures to address prior comment 31. In this regard, it is not clear whether or not an expense was recognized for the fair value of the
         794,088 Class B shares the Sponsor agreed to transfer to each Anchor Investor. Refer to
         SAB Topic 5T.
The Forward Purchase Agreement, page 168

22. We note your revisions made in response to prior comment 29 and have the following comments:
             Please clarify whether or not Vellar is obligated to purchase shares under the Forward
            Purchase Agreement. In this regard, we note your statement in the first paragraph
            under this heading that, "Pursuant to the Forward Purchase
Agreement, Vellar may,
            but is not obligated to, purchase..." However, we also note your statement in the
            penultimate paragraph under this heading that, "The Forward
Purchase Agreement is
            intended to provide AFRAG PubCo with additional issued and outstanding shares
            and cash (in the short-term) following the closing of the Business
Combination
            because it obligates Vellar to purchase public shares from 10X II
s shareholders."
            Please address this apparently discrepancy in your disclosures; and
             Please more fully explain your obligation related to the provision that "...10X II will pay to Vellar, out of funds held in its account, an amount (the
Prepayment Amount   )
            equal to (x) the pre-share redemption price (the    Initial Price
) multiplied by (y) the
            number of Recycled Shares on the date of such prepayment..." and how such
            obligation is reflected in the pro forma financial statements.
Note 2(E), page 179
FirstName LastNameHans Thomas
23. We note that the Company expects to pay the accounts payable balances shortly after
Comapany    Name10X
       closing         Capital
                with funds     Venture
                           under       Acquisition
                                 the SEPA.         Corp. II the need to reflect
the issuance of
                                            Please address
July 28,shares
         2023 for such
               Page 5 funding in your pro forma financial statements. FirstName LastName
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany
July       Name10X Capital Venture Acquisition Corp. II
     28, 2023
July 28,
Page  6 2023 Page 6
FirstName LastName
Note 2(H), page 179

24. We note your response to prior comment 40 and reissue it in part. For the scenarios presented in which Vellar does not sell the shares prior to closing and/or prior to maturity, explain how you have determined the fair value of your obligation to repurchase the shares at the redemption price in addition to the $2.00 per share required for those shares not sold prior to maturity. In this regard, we note your disclosure elsewhere that immediately following the Closing, if any shares are purchased pursuant to the
         Forward Purchase Agreement, 10X II will need to prepay Vellar an amount equal to the number of shares to be purchased by Vellar times the redemption price, and, as a result,
         10X II   s cash reserves would be reduced significantly. In plain
English, address how you
         determine the redemption amount given the stated terms that "10X II will pay to Seller,
         out of funds held in its account, an amount (the    Prepayment Amount
 ) equal to (x) the
         pre-share redemption price (the    Initial Price   ) multiplied by (y)
the number of Recycled
         Shares on the date of such prepayment. At the option of 10X II, up to 10% of such
         Prepayment Amount may be paid to 10X II and netted from the Prepayment Amount (the
            Prepayment Shortfall   )." To facilitate the understanding of the
amounts reflected in the
         pro formas, with reference to the specific terms of the agreement, provide the calculation of your liability under each scenario.
25. We note your last sentence that Vellar has three years following the consummation of the
         Business Combination to sell such shares into the market, or at the end of such term, to the
         Company. Please clarify if Vellar must wait until the end of the term to sell back to the
         Company.
Note 2(cc), page 180

26.      We have the following comments regarding Adjustment (cc);
             Under the heading "Adjustments to the Unaudited Pro Forma Condensed Combined
            Statement of Operations For the Three Months Ended March 31, 2022" appears duplicative of adjustment (cc) under the heading "Adjustments to the Unaudited Pro
            Forma Condensed Combined Statement of Operations For the Year Ended March 31,
            2022". Address the need to eliminate this adjustment. Refer to Rule 11-
            02(a)(6)(i)(B) of Regulation S-X which indicates that adjustments presented in the pro forma statements of operations should assume that the transaction occurred at the beginning of the fiscal year presented;
             Confirm that these transaction costs were incurred after March 31, 2023 (the latest balance sheet presented); and
             Revise the heading "Adjustments to the Unaudited Pro Forma Condensed Combined
            Statement of Operations For the Year Ended March 31, 2022" to read "Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations For the
            Year Ended December 31, 2022".
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany
July       Name10X Capital Venture Acquisition Corp. II
     28, 2023
July 28,
Page  7 2023 Page 7
FirstName LastName
Notes 2(dd), page 180

27. Please explain how you calculated the change in the FPA liability in each period presented. We also note that you have referred to (ee) as the related note for the change in the FPA value on page 176. It appears that reference should be (dd). The Forward Purchase Agreement, page 202

28. We note your revisions in response to our prior comment 47 and reissue in part. Please update your disclosure to describe the Penalty Share provision, whereby Vellar may receive such number of Shares equal to 225% of the Maturity Shares (the "Penalty
         Shares") if certain conditions are to occur.
Information about AFRAG
Company Overview, page 208

29. We note your revisions in response to our prior comment 49 and reissue. Please revise your disclosure to clearly state that an auditor has expressed substantial doubt as to
         AFRAG's ability to continue as a going concern and to quantify your history of net losses.
Relative Logistics, page 220

30. We note that you have not received any current, capital commitments to advance your plans to construct a solar power plant. Please revise your disclosure to describe your
         "existing power sources" and whether they are sufficient to support your current or future power needs. In addition, to the extent your "existing power sources" are not adequate to meet the needs of your planned expansion, please disclose the extent to which the completion of the power point was assumed into AFRAG's projections. You may contact Jeanne Baker at 202-551-3691 or Brian Cascio at
202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      David Stewart, Esq.